BARFRESH FOOD GROUP, INC.

8530 Wilshire Blvd., Suite 450

Beverly Hills, California 90211

Telephone: (310) 598-7113

July 25, 2016

VIA EDGAR CORRESPONDENCE

H. Roger Schwall, Esq.

Assistant Director

Office of Natural Resources

United States Securities Exchange Commission

Washington D.C. 20549

Re:	Barfresh Food Group, Inc.
Post-Effective Amendment No. 1 to Form S-1
Filed April 4, 2016
File No. 333-203340

Dear Mr. Schwall:

This letter sets forth the responses of Barfresh Food Group, Inc. to the comments contained in your letter, dated June 24, 2016, relating to the Post-Effective Amendment No. 1 to Form S-1 filed by the company on April 4, 2016 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold text below, and the responses of the company are set forth in plain text immediately following each comment.

Barfresh Food Group, Inc. (with its subsidiaries, the “company”) will submit, via EDGAR, Post-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”) incorporating required changes once the Staff is satisfied with our reply. Amendment No. 2 will also contain a short explanatory note, per the Staff’s verbal instruction.

Prospectus Summary, page 1

1. In response to our prior comment 2, we note the materials supplementally provided under separate cover pursuant to Rule 418. After our review of such material, it appears that additional information should be provided about your agreement with PepsiCo. Specifically, we note that additional disclosure concerning the extent of the exclusivity provision appears warranted, including how this agreement impacts your ability to independently pursue National Accounts, which you disclose as one of your two sales channels.

Response: The company will amend its Registration Statement and subsequent filings to include further discussion regarding the company’s exclusivity provision with Pepsico.

Exhibit, page 39

2. We have considered your response to our prior comments 1 and 2 and have taken into account the materials supplementally provided under separate cover pursuant to Rule 418. Based on our analysis, we continue to believe that your agreements with Sysco and PepsiCo are contracts upon which your business is substantially dependent and therefore should be filed as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. If you desire, in filing these contracts you may omit certain information pursuant to a Request for Confidential Treatment submitted pursuant to Rule 406 under the Securities Act of 1933. Please indicate at the appropriate place in the material filed that the confidential portion has been so omitted and filed separately with the Commission. A Confidential Treatment Request should cover only those words and phrases for which confidentiality is necessary and supported by FOIA and applicable Commission rules. For guidance, see Staff Legal Bulletin 1 and the addendum thereto, available on the Commission’s website at https://www.sec.gov /interps/legal/slbcf1r.htm#n1a.

Response: We respectfully request that you reconsider your conclusions, or in the alternative, help us to understand the basis for your conclusions.

Item 601(10) of Regulation S-K does not require a material contract that is entered into in the ordinary course of business to be filed as an exhibit unless our business is substantially dependent on such contract.

The Sysco and PepsiCo agreements are material contracts entered into in the ordinary course of our business; however our business is not substantially dependent on either agreement. Our agreement with PepsiCo can best be characterized as a sales and marketing agreement through which PepsiCo helps promote the company’s products, particularly through introductions to potential customers. With regard to Sysco, we have provided the Staff with similar agreements with other distributors that illustrate the Sysco agreement is typical for our industry. Also, consistent with industry standards, we have agreements with nine sales brokers (unrelated to either PepsiCo and Sysco) that actually market and demonstrate our products. Neither of the Sysco nor PepsiCo agreements provides sales guarantees and both relationships require that our sales team directly present, demonstrate and close sales deals. Further, we are not relying solely on these relationships to execute our business plan.

We understand the implications of the recognizable names of the contracting parties, the volume of business that has been generated thus far under the Sysco agreement and the potential for business expansion under both agreements. However, we are confident we would have obtained alternative arrangements if these agreements did not exist. Thus, the agreements cannot be deemed contracts upon which the company is substantially dependent.

Further, while we believe that the determination of whether a contract is material may be based solely on the financial impact it may have on business, to be considered one upon which our business is substantially dependent, the determination must include both qualitative and quantitative measurements. Although the loss of a significant contract may have a material financial impact on a company, we do not believe that this means the company is substantially dependent upon the contract. The termination of either or both of these agreements would not result in a fundamental change in the nature or structure of our business, particularly in light of alternative distribution arrangements that could be procured and that we have already begun to procure.

2

We rely on the quality and appeal of our products, the expertise and abilities of our management and the proficiency of the sales team to drive our business. Our team continues to develop new distribution and brokerage relationships based on our customer needs.

We recently entered into a contract with Aramark SCM, Inc. (“Aramark”). Aramark, is one of the largest U.S. providers of food services and products to education, healthcare, business & industry, and sports, leisure & corrections clients. The agreement was negotiated directly between the parties. Furthermore, Aramark does not exclusively use Sysco as its food distributor. Under the contract, the company will pay Aramark a rebate based on the net sales price of its products. The rebate paid to Aramark directly reduces the rebate the company would otherwise pay to Sysco.

In addition, we have begun shipping products for an in-market test with a large national quick serve restaurant chain. The test will be conducted at 48 locations which are served by three different distributors, including Sysco. However the majority of the test locations are not serviced by Sysco. Upon successful completion of the test, the company’s products will be rolled out on a national basis to almost 4,000 restaurant locations, less than 10% of which are serviced by Sysco. This potential customer relationship was not secured through our relationship with Sysco or PepsiCo. It’s important to note that neither Sysco nor PepsiCo will receive any rebate or commission on the company’s sales to this customer. This is just one example of several large accounts unrelated to Sysco or PepsiCo to whom we have commenced shipping product into market for tests in preparation for national and national- regional roll out.

In conclusion, since the Sysco and PepsiCo agreements were entered into in the ordinary course of business and are not contracts upon which our business is substantially dependent, we respectfully request that you reconsider your conclusion that they are required to be filed.

*       *       *

In closing, as requested, the company acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

3

We appreciate the Staff’s guidance and assistance in this matter, and are available for a telephone conference should the staff wish to further discuss this matter.

Very truly yours,

BARFRESH FOOD GROUP, INC.

/s/ Riccardo Delle Coste
By:	Riccardo Delle Coste
Its:	Chief Executive Officer

cc: Mr. Joseph Tesoriero, Chief Financial Officer

Mark Abdou, Esq.

4